File No : 82 - 34825

[redacted]

Change in Akbank's Board

Erol Sabancı to move to Honorary Chairman status as Ms. Suzan Sabancı Dinçer becomes Chairman

Following the General Assembly meeting on 28th March 2008, the Board of Directors of Akbank has unanimously voted Mr. Erol Sabancı as Honorary Chairman and Ms. Suzan Sabancı Dinçer as Chairman of the bank.

Mr. Erol Sabancı will continue to devote his time and energy by continuing to sit on the Board of Akbank and will put to use his long time experience by advising to the board.

Mr. Sabancı in his message has pointed out to the overwhelming development of Akbank from a local bank to a leading driver of the Turkish Economy; by becoming the most valuable, most stable and innovative bank of Turkey. Mr. Sabancı said; "Akbank is continuing to reach new heights with enthusiasm and without hesitation, with a feeling of responsibility, as a result of the strength of its accumulated past experience and the pace that it has gained from its own achievements. I believe with Ms. Sabancı Dinçer's visionary and dynamic leadership, the bank will enhance its leading position in the region and in Turkey".

Ms. Sabancı Dinçer in her message pointed out to the stability and strength of Akbank. She said that "the Bank's aim is to become the leading bank in the region by providing the best banking experience in Turkey to its customers and offering outstanding sustainable value for its stakeholders. Akbank is ready to reach new targets with its highly professional and institutionalized management structure, its energetic work force, its well established brand that points to trust and innovation, and its devoted shareholder base".

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LNDOCS01/383038.1

Akbank T.A.Ş.
Sabancı Center 4. Levent 34330 İstanbul
Tel: (0212) 385 55 55 Faks: (0212) 269 73 83 - 269 80 81 - 269 77 87 - 280 33 43
www.akbank.com